Filed by Federated MDT Series

Pursuant to Rule 425 under the Securities Act of 1933 and filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company: Federated Large Cap Growth Fund a portfolio of Federated Equity Funds
Commission File No. 811-21904


                        FEDERATED LARGE CAP GROWTH FUND
                                                                    June 6, 2007
                       Important Notice - Second Request

Dear Federated Large Cap Growth Fund Shareholder:

In May, you received a proxy with complete details regarding a proposed Agreement and Plan of Reorganization between Federated Large Cap Growth Fund and Federated MDT Large Cap Growth Fund. The Board of Trustees recommends that a vote FOR the proposal is in the best interest of shareholders.

Our records indicate you have not yet voted.

YOUR VOTE IS EXTREMELY IMPORTANT TO US, NO MATTER HOW MANY SHARES YOU OWN. YOUR FUND IS COMPRISED OF MANY ACCOUNTS AND EVERY ONE OF THEM HAS A DIRECT IMPACT ON THE OUTCOME OF THE PROXY VOTE. PLEASE VOTE TODAY!

Another copy of your proxy ballot(s) has been enclosed with this letter for your convenience. Should you have any questions regarding the proposal, please call this toll-free number: 1-866-905-3482. Below are the voting options that have been set up for your convenience:

BY AUTOMATED TOUCH TONE PHONE
Call the toll free number listed on the enclosed proxy ballot and follow the simple instructions.

BY INTERNET
Visit the Internet site listed on the enclosed proxy ballot and follow the simple instructions.

BY MAIL
Simply complete and sign the enclosed proxy ballot and return it in the postage paid envelope provided.

Again, please do not hesitate to CALL TOLL-FREE 1-866-905-3482 if you have any questions regarding this matter. PLEASE vote today! If you have voted since this letter was mailed, we thank you for your vote.

Thank you for your assistance with this important matter.




                                                                             OBO

Filed by Federated MDT Series

Pursuant to Rule 425 under the Securities Act of 1933 and filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company: Federated Large Cap Growth Fund a portfolio of Federated Equity Funds
Commission File No. 811-21904

                        FEDERATED LARGE CAP GROWTH FUND
                                                                    June 6, 2007
                       Important Notice - Second Request


Dear Federated Large Cap Growth Fund Shareholder:

In May, you received a proxy with complete details regarding a proposed Agreement and Plan of Reorganization between Federated Large Cap Growth Fund and Federated MDT Large Cap Growth Fund. The Board of Trustees recommends that a vote FOR the proposal is in the best interest of shareholders.

Our records indicate you have not yet voted.

YOUR VOTE IS EXTREMELY IMPORTANT TO US, NO MATTER HOW MANY SHARES YOU OWN. YOUR FUND IS COMPRISED OF MANY ACCOUNTS AND EVERY ONE OF THEM HAS A DIRECT IMPACT ON THE OUTCOME OF THE PROXY VOTE. PLEASE VOTE TODAY!

Another copy of your proxy ballot(s) has been enclosed with this letter for your convenience. Should you have any questions regarding the proposal or to vote your shares by phone, please call this toll-free number: 1-866-905-3482. Below are additional voting options that have been set up for your convenience:

BY AUTOMATED TOUCH TONE PHONE
Call the toll free number listed on the enclosed proxy ballot and follow the simple instructions.

BY INTERNET
Visit the Internet site listed on the enclosed proxy ballot and follow the simple instructions.

BY MAIL
Simply complete and sign the enclosed proxy ballot and return it in the postage paid envelope provided.

Again, please do not hesitate to CALL  TOLL-FREE  1-866-905-3482 if you have any
questions regarding this matter.  PLEASE vote today!   If  you  have voted since
this letter was mailed, we thank you for your vote.

Thank you for your assistance with this important matter.




                                                                        REG/NOBO